                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.

                                    FORM U-3A-2                 FILE No. 69-226

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
           PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       To Be Filed Annually Prior to March 1

                                CORDILLERA CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Cordillera Corporation, subsidiaries, and investees (See Schedule 1 attached).

     Utah Gas Service Company, a wholly owned subsidiary, is engaged in transmission, transportation, and distribution of natural gas exclusively in the State of Utah.

     Cordillera Corporation and its remaining subsidiaries are engaged primarily in real estate investment, development, and management, and aircraft fixed base operations in Utah and Colorado.

     Investees of Cordillera Corporation (more than 10% owned) are engaged in real estate rental and operation.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas to the borders of such State.

     Cordillera Corporation and other subsidiaries - NONE

Utah Gas Service Company distributes natural gas in the Uintah, Grand and San Juan Counties of Utah. The principal distribution points are Vernal, Moab and Monticello, Utah. Gas is furnished to four industrial customers and 8,900 residential and commercial customers located in the above counties. Transmission lines are as follows:


1)   San Juan County, Utah      15 miles     4" Northwest Pipe-line to
                                             Monticello
                             4 1/2 miles     4" Northwest Pipe-line
                                             to Rio Algom Corp.

2)   Grand County, Utah          8 miles     4" Moab Station
                                             to Moab Salt, Inc.

3)   Uintah County, Utah &       9 miles     4" Northwest Pipe-
     Duchesne County, Utah                   line to Vernal

                             8 1/2 miles     4" Vernal Station to
                                             SF Phosphate

                                53 miles     8" Altonah Gas Plant
                                             Duchesne County, Utah
                                             to Northwest Pipeline,
                                             Uintah County

                                 8 miles     4" line from 8" line
                                             (above) to Vernal
                                             Distribution

                                13 miles     4" Red Wash Field to
                                             Altonah Pipeline


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of Kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

          Cordillera Corporation and other subsidiaries - NONE

          Utah Gas Service Company - 1,105,333 Mcf @14.73 Psia & 60 F in the state of Utah, with revenue of $6,362,845 related to these sales.

     (b) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                         NONE

     (c) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                         NONE

     (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                         NONE

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                         NONE

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                         NONE

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                         NONE

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                         NONE

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                         NONE

                                      EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     Cordillera Corporation and Subsidiaries - Schedules 2, 3 and 4 Investees - more than 10% ownership - Attachment 5

                                      EXHIBIT B

     Total-Assets                            54,722,279
     Total-Operating-Revenues                29,540,202
     Net-Income                               4,684,530

                                      EXHIBIT C

     Not Applicable
-----------------------------------------------------------------------------
The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 26th day of February, 1999.

                                Cordillera Corporation
                                ----------------------
                                  (Name of Claimant)

                             By: /s/ Joe Maskalenko
                                ---------------------
                             Joe Maskalenko, Controller

/s/Grace A. Price
-----------------
    Witness

Name, Title and address of officer to whom notices and correspondence concerning this statement should be addressed to:

                    Joe Maskalenko, Controller
                    Cordillera Corporation
                    5000 South Quebec Street, Ste 450
                    Denver, CO  80237

Cordillera Corporation                      December 31, 1998                            Schedule 1
  and Consolidated Subsidiaries

SILVER CLIFF LAND &                         5000 South Quebec Street, Suite 450          REAL ESTATE DEVELOPMENT
  CATTLE CO (CO CORP)                       Denver, Colorado 80237                       84-0643543

COLORADO BARNS CORP                         5000 South Quebec Street, Suite 450          REAL ESTATE INVESTMENT
  (CO CORP)                                 Denver, Colorado 80237                       84-0570043

FIRST SURETY CORPORATION                    5000 South Quebec Street, Suite 450          INVESTMENT CORPORATION
  (CO CORP)                                 Denver, Colorado 80237                       84-0942103

COLORADO JETCENTER,INC.                     1575 Aviation Way                            AIRCRAFT FIXED BASED OPER
  (CO CORP)                                 Colorado Springs, Colorado 80916             74-1887139

DENVER JETCENTER, INC.                      7625 S. Peoria                               AIRCRAFT FIXED BASED OPER
  (DELAWARE CORP)                           Englewood, Colorado 80112                    84-0856526

SALT LAKE JETCENTER, INC.                   369 N. 2370 West                             AIRCRAFT FIXED BASED OPER
  (UTAH CORP)                               Salt Lake City, Utah 84116                   87-0369024

FT. COLLINS-LOVELAND JETCENTER, INC.        4824 Earhart Road                            AIRCRAFT FIXED BASED OPER
  (CO CORP)                                 Loveland, Colorado 80538                     84-1283948

JETCENTERS, INC.                            7625 S. Peoria                               INVESTMENT CORPORATION
  (CO CORP)                                 Englewood, Colorado 80112                    84-1037601

UTAH GAS SERVICE COMPANY                    5000 South Quebec Street, Suite 650          NATURAL GAS SUPPLIER
  (UTAH CORP)                               Denver, Colorado 80237                       87-0229547

CORDILLERA'S VALLEY AT                      5000 South Quebec Street, Suite 450          INVESTMENT CORPORATION
  TELLURIDE, INC. (CO CORP)                 Denver, Colorado 80237                       84-0988659

FIRST CITY INVESTMENT                       5000 South Quebec Street, Suite 450          NOMINEE CORPORATION
  CORPORATION (CO CORP)                     Denver, Colorado 80237                       84-1147923

LAMARTINE CONSOLIDATED                      5000 South Quebec Street, Suite 450          NOMINEE CORPORATION
  MINES CORP. (CO CORP)                     Denver, Colorado 80237                       84-1147927

CORDILLERA INTERNATIONAL                    5000 South Quebec Street, Suite 450          INVESTMENT CORPORATION
  RESOURCES, INC. (CO CORP)                 Denver, Colorado 80237                       83-0280584


CORDILLERA CORPORATION                      December 31, 1998                            Schedule 1
LIST OF AFFILIATES

GENESEE PROPERTIES, INC.                    P. O. Box 63                                 REAL ESTATE RENTAL
  (WYOMING CORP)                            Berthoud, CO 80513                           83-0278113

LINDBERGH PROPERTIES, INC.                  P. O. Box 63                                 REAL ESTATE RENTAL
  (WYOMING CORP)                            Berthoud, CO 80513                           83-0278120

HOPKINS PROPERTIES, INC.                    P. O. Box 63                                 REAL ESTATE RENTAL
  (WYOMING CORP)                            Berthoud, CO 80513                           83-0277940

SORRENTO VALLEY REAL ESTATE, INC.           P. O. Box 63                                 REAL ESTATE RENTAL
  (WYOMING CORP)                            Berthoud, CO 80513                           83-0278121


                           Cordillera Corporation                    Schedule 2
             Consolidating Schedule, Balance Sheet Information
                             December 31, 1998


                                Cordillera   Utah Gas   Fixed Base     Other           Consolidating     Eliminating
                                Corporation Service Co. Operations  Subsidiaries     Dr         Cr      Dr      Cr     Consolidated
                                ----------- ----------- ----------- ------------ --------- ----------  --- ----------  ------------
CURRENT ASSETS:
  Cash                          $   238,219 $    80,156 $ 2,628,850 $    63,925  $      -- $       --  $-- $       --  $ 3,011,150
  Receivables:
    Note receivable - current
      portion                     1,172,549          --          --     124,071         --         --   --   1,143,684     152,936
    Accounts receivable -
      trade                         132,526   1,169,489     858,052          40         --         --   --          --   2,160,107
    Accounts receivable -
      affiliates                     73,341      24,047          --     760,592         --         --   --     813,014      44,966
    Allowance for doubtful
      accounts                           --     (16,838)    (92,274)         --         --         --   --          --    (109,112)
  Income taxes receivable           617,837          --          --          --         --         --   --          --     617,837
  Other current assets               12,156     230,999     240,840          --         --         --   --          --     483,995
                                ----------- ----------- ----------- ----------- ---------- ----------  --- ----------- -----------
                                  2,246,628   1,487,853   3,635,468     948,628         --         --   --   1,956,698   6,361,879
                                ----------- ----------- ----------- ----------- ---------- ----------  --- ----------- -----------
LONG-TERM NOTES RECEIVABLE:
  Trade                                  --          --   1,050,194      22,443         --         --   --          --   1,072,637
  Affiliates                        568,156          --          --   6,580,169         --         --   --   6,707,786     440,539
                                ----------- ----------- ----------- ----------- ---------- ----------  --- ----------- -----------
                                    568,156          --   1,050,194   6,602,612         --         --   --   6,707,786   1,513,176
                                ----------- ----------- ----------- ----------- ---------- ----------  --- ----------- -----------
INVESTMENTS:
  Securities                     11,519,199          --    (286,927) 13,722,622         --         --   --          --  24,954,894
  Land held for investment        3,532,807          --     661,328     741,093         --         --   --          --   4,935,228
  Other                                  --          --          --          --         --         --   --          --          --
  Subsidiaries                   25,509,654          --          --          --         --         --   --  25,509,654          --
                                ----------- ----------- ----------- ----------- ---------- ----------   --- ----------- ----------
                                 40,561,660          --     374,401  14,463,715         --         --   --  25,509,654  29,890,122
                                ----------- ----------- ----------- ----------- ---------- ----------  --- ----------- -----------
PROPERTY AND EQUIPMENT:
  Utility plant in service               --  13,986,890          --          --         --  1,053,877   --          --  12,933,013
  Subdivided real estate                 --          --          --      63,526         --         --   --          --      63,526
  Proved oil and gas properties
    - full cost                   2,239,476          --          --          --         --         --   --          --   2,239,476
  Leasehold improvements                 --          --   9,104,177          --    142,156         --   --          --   9,246,333
  Other property and equipment      393,687          --   2,216,632          --         --         --   --          --   2,610,319
  Less accumulated depreciation,
    depletion and amortization   (2,338,658) (7,646,634) (4,014,755)     (1,240) 1,053,877     65,162   --          -- (13,012,572)
                                ----------- ----------- ----------- ----------- ---------- ----------  --- ----------- -----------
                                    294,505   6,340,256   7,306,054      62,286  1,196,033  1,119,039   --          --  14,080,095
                                ----------- ----------- ----------- ----------- ---------- ----------  --- ----------- -----------
OTHER ASSETS:
  Goodwill, net of amortization     404,472          --          --          --         --         --   --          --     404,472
  Prepaid lease costs                    --          --   2,420,007          --         --         --   --          --   2,420,007
  Other assets                       15,376       1,364      35,788          --         --         --   --          --      52,528
                                ----------- ----------- ----------- ----------- ---------- ----------  --- ----------- -----------
                                    419,848       1,364   2,455,795          --         --         --   --          --   2,877,007
                                ----------- ----------- ----------- ----------- ---------- ----------  --- ----------- -----------
                                $44,090,797 $ 7,829,473 $14,821,912 $22,077,241 $1,196,033 $1,119,039  $-- $34,174,138 $54,722,279
                                ----------- ----------- ----------- ----------- ---------- ----------  --- ----------- -----------
                                ----------- ----------- ----------- ----------- ---------- ----------  --- ----------- -----------


                              Cordillera Corporation                 Schedule 2
              Consolidating Schedule, Balance Sheet Information
                               December 31, 1998


                           Cordillera   Utah Gas   Fixed Base     Other        Consolidating         Eliminating
                           Corporation Service Co. Operations  Subsidiaries    Dr       Cr          Dr          Cr     Consolidated
                           ----------- ----------- ----------- ------------ -------- --------- ----------- ----------- ------------
CURRENT LIABILITIES:
  Current portion of
    long-term debt         $   744,174 $        -- $ 2,333,528 $   160,000  $    --  $     --  $ 1,143,684 $        -- $  2,094,018
  Trade accounts payable        23,824     531,535     585,996          10       --        --           --          --    1,141,365
  Accounts payable -
    affiliates                 842,775          --      22,156      27,678       --        --      813,014          --       79,595
  Revenues subject to
    refund                          --          --          --          --       --        --           --          --           --
  Current income taxes
    payable                     21,341    (219,093)    545,709     109,714       --        --           --          --      457,671
  Other current
    liabilities                342,801     753,089     772,466       5,319       --        --           --          --    1,873,675
                           ----------- ----------- ----------- ------------ -------- --------- ----------- ----------- ------------
                             1,974,915   1,065,531   4,259,855     302,721       --        --    1,956,698          --    5,646,324
                           ----------- ----------- ----------- ------------ -------- --------- ----------- ----------- ------------
LONG-TERM LIABILITIES
  & CREDITS:
  Long-term debt            16,351,829   1,877,266   3,740,416     127,618       --        --    6,707,786          --   15,389,343
  Deferred income taxes      1,169,454     326,522   1,245,574   5,192,449       --        --           --          --    7,933,999
  Investment tax and other
    deferred credits                --     149,926          --          --       --        --           --          --      149,926
  Regulatory obligation             --     345,366          --          --       --        --           --          --      345,366
  Other                        121,427          --      23,511          --       --        --            2          --      144,936
                           ----------- ----------- ----------- ------------ -------- --------- ----------- ----------- ------------
                            17,642,710   2,699,080   5,009,501   5,320,067       --        --    6,707,788          --   23,963,570
                           ----------- ----------- ----------- ------------ -------- --------- ----------- ----------- ------------
MINORITY INTERESTS                  --          --          --          --       --        --           --     639,214      639,214
                           ----------- ----------- ----------- ------------ -------- --------- ----------- ----------- ------------
STOCKHOLDERS' EQUITY:
  Common stock                      56     145,600   3,767,000   4,099,389       --        --    8,011,989          --           56
  Capital in excess of
    par value                       --          --     470,890   3,988,264       --        --    4,459,154          --           --
  Retained earnings
    (deficit)               19,788,586   3,268,998     151,591   7,670,226   60,419   142,156   13,038,512   2,450,887   19,788,586
                                                                                                   639,214      54,287
  Current Earnings (Loss)    4,684,530     650,264   1,163,075     696,574    4,739        --     (705,115) (3,210,289)   4,684,530
                           ----------- ----------- ----------- ------------ -------- --------- ----------- ----------- ------------
                            24,473,172   4,064,862   5,552,556  16,454,453   65,158   142,156   25,443,754    (705,115)  24,473,172
  Treasury stock, at cost           --          --          --          --       --        --           --          --           --
                           ----------- ----------- ----------- ------------ -------- --------- ----------- ----------- ------------
                            24,473,172   4,064,862   5,552,556  16,454,453   65,158   142,156   25,443,754    (705,115)  24,473,172
                           ----------- ----------- ----------- ------------ -------- --------- ----------- ----------- ------------
                           $44,090,797  $7,829,473 $14,821,912 $22,077,241  $65,158  $142,156  $34,108,240 $   (65,901)$ 54,722,279
                           ----------- ----------- ----------- ------------ -------- --------- ----------- ----------- ------------
                           ----------- ----------- ----------- ------------ -------- --------- ----------- ----------- ------------


                                Cordillera Corporation               Schedule 2
                         Consolidating Income Statements
                                December 31, 1998


                                   Cordillera   Utah Gas   Fixed Base     Other     Consolidating     Eliminating
                                   Corporation Service Co. Operations  Subsidiaries    Dr     Cr     Dr        Cr      Consolidated
                                   ----------- ----------- ----------- ------------ -------- ---- -------- -----------  -----------
REVENUES:
  Natural gas utility operations
    and oil and gas production     $     7,981 $ 6,362,845 $        -- $        --  $    --  $ -- $     -- $        --  $ 6,370,826
  Aircraft fixed base operations            --          --  17,014,337          --       --    --       --          --   17,014,337
  Real estate sales and operations     256,462          --          --      34,679       --    --       --          --      291,141
  Equity in income of affiliate      1,147,500          --          --   1,543,368       --    --       --          --    2,690,868
  Other, including management fees   2,457,974      64,284     822,381     533,506       --    --  705,115          --    3,173,030
                                   ----------- ----------- ----------- ------------ -------- ---- -------- -----------  -----------
                                     3,869,917   6,427,129  17,836,718   2,111,553       --    --  705,115          --   29,540,202
                                   ----------- ----------- ----------- ------------ -------- ---- -------- -----------  -----------
COSTS AND EXPENSES:
  Natural gas utility operations
    and oil and gas production          36,627   2,946,104          --          --       --    --       --          --    2,982,731
  Aircraft fixed base operations            --          --   7,586,871          --       --    --       --          --    7,586,871
  Real estate sales and operations      31,131          --          --      13,672       --    --       --          --       44,803
  Salaries and wages                   357,759     947,924   2,766,059          --       --    --       --          --    4,071,742
  General and administrative
    expenses                         1,422,063     968,086   3,863,587      17,799       --    --       --      59,759    6,211,776
  Interest expense                   1,419,398     137,556     688,007      31,580       --    --       --     645,356    1,631,185
  Depreciation, depletion
    and amortization                    68,094     416,931     737,052         240    4,739    --       --          --    1,227,056
                                   ----------- ----------- ----------- ------------ -------- ---- -------- -----------  -----------
                                     3,335,072   5,416,601  15,641,576      63,291    4,739    --       --     705,115   23,756,164
                                   ----------- ----------- ----------- ------------ -------- ---- -------- -----------  -----------
  Income (loss) before taxes
    and minority interests             534,845   1,010,528   2,195,142   2,048,262   (4,739)   --  705,115    (705,115)   5,784,038

  Earnings of consolidated
    subsidiaries                     2,450,887          --          --          --       --    --       --  (2,450,887)          --
  Minority Interests                        --          --          --          --       --    --       --     (54,287)     (54,287)
  Equity in earnings of
    investment in L.L.C                                       (311,927)                                                    (311,927)
  Tax (expense) benefit              1,698,798    (360,264)   (720,140) (1,351,688)      --    --       --          --     (733,294)
                                   ----------- ----------- ----------- ------------ -------- ---- -------- -----------  -----------
NET INCOME (LOSS)                  $ 4,684,530 $   650,264 $ 1,163,075 $   696,574  $(4,739) $ -- $705,115 $(3,210,289) $ 4,684,530
                                   ----------- ----------- ----------- ------------ -------- ---- -------- -----------  -----------
                                   ----------- ----------- ----------- ------------ -------- ---- -------- -----------  -----------


                    Aircraft Fixed Base Operations                   Schedule 3
         Consolidating Schedule, Balance Sheet Information
                         December 31, 1998

                                                    Denver     Salt Lake  Fort-Collins  Colorado     Eliminating
                                jetCenters, Inc.  jetCenter    jetCenter   jetCenter    jetCenter   Dr       Cr      Consolidated
                                ----------------  ---------    ---------  ------------ ----------- ---- -----------  ------------
CURRENT ASSETS:
  Cash                                55,312     $ 1,662,878  $   133,405  $   62,846  $   714,409   --          --  $  2,628,850
  Receivables:
    Note receivable - current
      portion                      2,552,205              --           --          --           --   --  (2,552,205)           --
    Accounts receivable -
      trade                               --         490,598      141,136      45,742      180,576   --          --       858,052
    Accounts receivable -
      affiliates                      64,502          24,128        4,000          --           --   --     (92,630)           --
    Less allowance for
      doubtful accounts                   --         (68,256)      (5,069)     (3,820)     (15,129)  --                   (92,274)
  Income taxes receivable                 --              --           --          --           --   --          --            --
  Other current assets                   (66)        124,521       32,593      11,276       72,516   --                   240,840
                                 -----------     -----------  -----------  ----------  -----------  --- -----------  ------------
                                   2,671,953       2,233,869      306,065     116,044      952,372   --  (2,644,835)    3,635,468
                                 -----------     -----------  -----------  ----------  -----------  --- -----------  ------------
LONG-TERM NOTES RECEIVABLE:
  Trade                                   --              --           --          --    1,050,194   --          --     1,050,194
  Affiliates                              --              --           --          --           --   --          --            --
                                 -----------     -----------  -----------  ----------  -----------  --- -----------  ------------
                                          --              --           --          --    1,050,194   --          --     1,050,194
                                 -----------     -----------  -----------  ----------  -----------  --- -----------  ------------
INVESTMENTS:
  Securities                              --              --           --          --           --   --          --            --
  Land held for investment                --         661,328           --          --           --   --          --       661,328
  Other                                   --                           --          --     (286,927)  --          --      (286,927)
  Subsidiaries                     1,954,073              --           --          --           --   --  (1,954,073)           --
                                 -----------     -----------  -----------  ----------  -----------  --- -----------  ------------
                                   1,954,073         661,328           --          --     (286,927)  --  (1,954,073)      374,401
                                 -----------     -----------  -----------  ----------  -----------  --- -----------  ------------
PROPERTY AND EQUIPMENT:
  Utility plant in service                --              --           --          --           --   --          --            --
  Subdivided real estate                  --              --           --          --           --   --          --            --
  Proved oil and gas properties
    - full cost                           --              --           --          --           --   --          --            --
  Leasehold improvements                  --       6,454,979    1,556,641     236,456    1,190,159   --    (334,058)    9,104,177
  Other property and equipment        87,199       1,059,329      443,670     302,339    1,198,476   --    (874,381)    2,216,632
  Less accumulated depreciation,
    depletion and amortization       (58,492)     (2,607,765)  (1,022,070)   (237,858)  (1,297,009)  --   1,208,439    (4,014,755)
                                 -----------     -----------  -----------  ----------  -----------  --- -----------  ------------
                                      28,707       4,906,543      978,241     300,937    1,091,626   --          --     7,306,054
                                 -----------     -----------  -----------  ----------  -----------  --- -----------  ------------
OTHER ASSETS:
  Goodwill, net of amortization           --              --           --          --           --   --          --            --
  Prepaid lease costs                     --       2,420,007           --          --           --   --          --     2,420,007
  Other assets                            --          33,418           --       2,370           --   --          --        35,788
                                 -----------     -----------  -----------  ----------  -----------  --- -----------  ------------
                                          --       2,453,425           --       2,370           --   --          --     2,455,795
                                 -----------     -----------  -----------  ----------  -----------  --- -----------  ------------
                                 $ 4,654,733     $10,255,165  $ 1,284,306  $  419,351  $ 2,807,265  $-- $(4,598,908) $ 14,821,912
                                 -----------     -----------  -----------  ----------  -----------  --- -----------  ------------
                                 -----------     -----------  -----------  ----------  -----------  --- -----------  ------------


                        Aircraft Fixed Base Operations               Schedule 3
              Consolidating Schedule, Balance Sheet Information
                                   December 31, 1998

                                                      Denver    Salt Lake  Fort-Collins  Colorado       Eliminating
                                  jetCenters, Inc.  jetCenter   jetCenter   jetCenter    jetCenter      Dr        Cr  Consolidated
                                  ----------------  ---------   ---------  ------------ ----------- -----------  ---- ------------
CURRENT LIABILITIES:
  Current portion of
    long-term debt                $     873,595    $ 1,232,945 $ 2,023,575   $  582,393 $   173,225 $(2,552,205) $ -- $  2,333,528
  Trade accounts payable                  1,781        312,063      72,772       15,550     183,830          --    --      585,996
  Accounts payable -
    affiliates                           22,773             --      50,464       37,549       4,000     (92,630)   --       22,156
  Revenues subject to refund                 --             --          --           --          --          --    --          --
  Income taxes payable                   (1,831)       415,177     (28,083)       2,948     157,498          --    --      545,709
  Other current liabilities              60,132        470,088      79,717       33,940     128,589          --    --      772,466
                                  -------------    ----------- -----------   ---------- ----------- -----------  ---- ------------
                                        956,450      2,430,273   2,198,445      672,380     647,142  (2,644,835)   --    4,259,855
                                  -------------    ----------- -----------   ---------- ----------- -----------  ---- ------------
LONG-TERM LIABILITIES & CREDITS:
  Long-term debt                             --      3,266,807      83,382       68,766     321,461          --    --    3,740,416
  Deferred income taxes                    (647)     1,269,501      (9,722)       1,407     (14,965)         --    --    1,245,574
  Investment tax and other
    deferred credits                         --             --          --           --          --          --    --           --
  Regulatory obligation                      --             --          --           --          --          --    --           --
  Other                                      --         23,511          --           --          --          --    --       23,511
                                  -------------    ----------- -----------   ---------- ----------- -----------  ---- ------------
                                           (647)     4,559,819      73,660       70,173     306,496          --    --    5,009,501
                                  -------------    ----------- -----------   ---------- ----------- -----------  ---- ------------
MINORITY INTERESTS                           --             --          --           --          --          --    --           --
                                  -------------    ----------- -----------   ---------- ----------- -----------  ---- ------------
STOCKHOLDERS' EQUITY:
  Common stock                        3,717,000            100      25,000          100      50,000     (25,200)   --    3,767,000
  Capital in excess of
    par value                           470,890      3,840,890     323,115           --          --  (4,164,005)   --      470,890
  Retained earnings
    (deficit)                        (1,423,796)    (1,596,213) (1,252,814)    (327,740)  1,575,388   3,176,766    --      151,591
  Current Earnings (Loss)               934,836      1,020,296     (83,100)       4,438     228,239    (941,634)   --    1,163,075
                                  -------------    ----------- -----------   ---------- ----------- -----------  ---- ------------
                                      3,698,930      3,265,073    (987,799)    (323,202)  1,853,627  (1,954,073)   --    5,552,556
  Treasury stock, at cost                    --             --          --           --          --          --    --           --
                                  -------------    ----------- -----------   ---------- ----------- -----------  ---- ------------
                                      3,698,930      3,265,073    (987,799)    (323,202)  1,853,627  (1,954,073)   --    5,552,556
                                  -------------    ----------- -----------   ---------- ----------- -----------  ---- ------------
                                  $   4,654,733    $10,255,165 $ 1,284,306   $  419,351 $ 2,807,265 $(4,598,908) $ -- $ 14,821,912
                                  -------------    ----------- -----------   ---------- ----------- -----------  ---- ------------
                                  -------------    ----------- -----------   ---------- ----------- -----------  ---- ------------


                      Aircraft Fixed Base Operations                 Schedule 3
                      Consolidating Income Statement
                   For the year ended December 31, 1998

                                                       Denver    Salt Lake Fort-Collins  Colorado    Eliminating
                                   jetCenters, Inc.  jetCenter   jetCenter  jetCenter    jetCenter   Dr     Cr      Consolidated
                                   ----------------  ---------   --------- ------------ ----------  ---- ---------- ------------
REVENUES:
  Natural gas utility operations
    and oil and gas production     $          --    $       --  $       --  $       --  $       --  $ -- $      --  $         --
  Aircraft fixed base operations              --     9,794,781   2,324,880   1,035,702   3,858,974    --        --    17,014,337
  Real estate sales and operations            --            --          --          --          --    --        --            --
  Equity in income of affiliate               --            --          --          --          --    --        --            --
  Other, including management fees       656,724        75,937      34,844      13,026      41,850    --        --       822,381
                                   -------------    ----------  ----------  ----------  ----------  ---- ---------  ------------
                                         656,724     9,870,718   2,359,724   1,048,728   3,900,824    --        --    17,836,718
                                   -------------    ----------  ----------  ----------  ----------  ---- ---------  ------------
COSTS AND EXPENSES:
  Natural gas utility operations
    and oil and gas production                --            --          --          --          --    --        --            --
  Aircraft fixed base operations              --     4,395,151   1,272,940     487,835   1,430,945    --        --     7,586,871
  Real estate sales and operations            --            --          --          --          --    --        --            --
  Salaries and wages                     329,562     1,072,197     399,869     220,607     743,824    --        --     2,766,059
  General and administrative
    expenses                             207,733     2,216,732     487,234     223,969     727,919    --        --     3,863,587
  Interest expense                       117,985       212,473     221,522      66,718      69,309    --        --       688,007
  Depreciation, depletion
    and amortization                      10,454       309,733     104,572      52,141     260,152    --        --       737,052
                                   -------------    ----------  ----------  ----------  ----------  ---- ---------  ------------
                                         665,734     8,206,286   2,486,137   1,051,270   3,232,149    --        --    15,641,576
                                   -------------    ----------  ----------  ----------  ----------  ---- ---------  ------------
Income (loss) before taxes
  and minority interests                  (9,010)    1,664,432    (126,413)     (2,542)    668,675              --     2,195,142

  Earnings of consolidated
    subsidiaries                         941,634            --          --          --          --    --  (941,634)           --
  Equity in earnings of
    investment in L.L.C                       --            --          --          --    (311,927)   --        --      (311,927)
  Tax (expense) benefit                    2,212      (644,136)     43,313       6,980    (128,509)   --        --      (720,140)
                                   -------------    ----------  ----------  ----------  ----------  ---- ---------  ------------
NET INCOME (LOSS)                  $     934,836    $1,020,296  $  (83,100) $    4,438  $  228,239  $ -- $(941,634) $  1,163,075
                                   -------------    ----------  ----------  ----------  ----------  ---- ---------  ------------
                                   -------------    ----------  ----------  ----------  ----------  ---- ---------- ------------


                                   Small Subsidiaries
                     Consolidating Schedule, Balance Sheet Information
                                   December 31, 1998
                                                                     Schedule 4

                                                                         Cordillera's
                                  Silver Cliff  Colorado    First Surety  Valley at     Cordillera   Eliminating   Consolidated
ASSETS                            Land & Cattle Barns Corp  Corporation   Telluride   Int'l Resource  Dr    Cr       Balance
                                  ------------- ----------  ------------ ------------ -------------- ----- -----   ------------
CURRENT ASSETS:
  Cash                                 21,419     24,180        7,323         9,760           1,243    --    --        63,925
  Receivables:                                                                                         --    --
    Note receivable - current
      portion                          13,982         --      100,089        10,000              --    --    --       124,071
    Accounts receivable -
      trade                                40         --           --            --                    --    --            40
    Accounts receivable -
      affiliates                           --                  36,182       246,330         478,080    --    --       760,592
    Less allowance for
      doubtful accounts                    --         --           --            --              --    --    --            --
  Other current assets                     --         --           --            --              --    --    --            --
                                  -----------   --------     ---------   ----------      ----------   ---   ---    ----------
    Total current assets               35,441     24,180      143,594       266,090         479,323    --    --       948,628
                                  -----------   --------     ---------   ----------      ----------   ---   ---    ----------
LONG-TERM NOTES RECEIVABLE:
  Trade                                22,443         --           --            --              --    --    --        22,443
  Officers                                 --         --           --            --              --    --    --            --
  Affiliates                               --         --      335,859     2,546,031       3,698,279    --    --     6,580,169
                                  -----------   --------     ---------   ----------      ----------   ---   ---    ----------
                                       22,443         --      335,859     2,546,031       3,698,279    --    --     6,602,612
                                  -----------   --------     ---------   ----------      ----------   ---   ---    ----------
INVESTMENTS:
  Investments in other securities          --         --           --            --      13,722,622    --    --    13,722,622
  Land held for investment            741,093         --           --            --              --    --    --       741,093
  Other                                    --         --           --            --              --    --    --            --
  Subsidiaries                             --         --           --            --              --    --    --            --
                                  -----------   --------     ---------   ----------      ----------   ---   ---    ----------
                                      741,093         --           --            --      13,722,622    --    --    14,463,715
                                  -----------   --------     ---------   ----------      ----------   ---   ---    ----------
PROPERTY AND EQUIPMENT:
  Utility plant in service                 --         --           --            --              --    --    --            --
  Proved oil and gas properties
    - full cost                            --         --           --            --              --    --    --            --
  Leasehold improvements                   --         --           --            --              --    --    --            --
  Other property and equipment         63,526         --           --            --              --    --    --        63,526
  Less accumulated depreciation,
    depletion and amortization         (1,240)        --           --            --              --    --    --        (1,240)
                                  -----------   --------     ---------   ----------      ----------   ---   ---    ----------
                                       62,286         --           --            --              --    --    --        62,286
                                  -----------   --------     ---------   ----------      ----------   ---   ---    ----------
OTHER ASSETS:
  Goodwill, net of amortization            --         --           --            --              --    --    --            --
  Other assets                             --         --           --            --              --    --    --            --
                                  -----------   --------     ---------   ----------      ----------   ---   ---    ----------
                                           --         --           --            --              --    --    --            --
                                  -----------   --------     ---------   ----------      ----------   ---   ---    ----------
                                      861,263     24,180      479,453     2,812,121      17,900,224    --    --    22,077,241
                                  -----------   --------     ---------   ----------      ----------   ---   ---    ----------
                                  -----------   --------     ---------   ----------      ----------   ---   ---    ----------


                     Small Subsidiaries
      Consolidating Schedule, Balance Sheet Information
                  December 31, 1998
                                                                     Schedule 4

                                                                   Cordillera's
LIABILITIES AND              Silvercliff   Colorado   First Surety  Valley at     Cordillera   Eliminating  Consolidated
 STOCKHOLDERS' EQUITY       Land & Cattle Barns Corp  Corporation   Telluride   Int'l Resource  Dr    Cr     Balance
                            ------------- ----------  ------------ ------------ -------------- ----- -----  ------------
CURRENT LIABILITIES:
  Current portion of
    long-term debt                   --         --            --      160,000              --   --    --       160,000
  Trade accounts payable             10         --            --           --              --   --    --            10
  Accounts payable -
    affiliates                       --         --            --       27,678              --   --    --        27,678
  Revenues subject to
    refund                           --         --            --           --              --   --    --            --
  Income taxes payable           85,000        738            --       23,976              --   --    --       109,714
  Other current
    liabilities                   2,025      3,294            --           --              --   --    --         5,319
                            -----------   --------    ----------   ----------   -------------  ---   ---    ----------
                                 87,035      4,032            --      211,654              --   --    --       302,721
                            -----------   --------    ----------   ----------   -------------  ---   ---    ----------
LONG-TERM LIABILITIES
  & CREDITS:
  Long-term debt                     --         --            --      127,618              --   --    --       127,618
  Accrual for construction
    liability                        --         --            --           --              --   --    --            --
  Other long-term
    liabilities                      --         --            --           --              --   --    --            --
  Deferred income taxes          74,110         --            --           --       5,118,339   --    --     5,192,449
  Investment tax and
    other deferred credits           --         --            --           --              --   --    --            --
                            -----------   --------    ----------   ----------   -------------  ---   ---    ----------
                                 74,110         --            --      127,618       5,118,339   --    --     5,320,067
                            -----------   --------    ----------   ----------   -------------  ---   ---    ----------
MINORITY INTERESTS                   --         --            --           --              --   --    --            --
                            -----------   --------    ----------   ----------   -------------  ---   ---    ----------
STOCKHOLDERS' EQUITY:
  Common stock                      101         10            10          100       4,099,168   --    --     4,099,389
  Capital in excess of
    par value                   300,000         --     2,687,943      819,900         180,421   --    --     3,988,264
  Retained earnings
    (deficit)                   405,062     12,173    (1,663,890)   1,500,321       7,416,560   --    --     7,670,226
  Prior period adjustment            --         --            --           --              --   --    --            --
  Current earnings (loss)        (5,045)     7,965      (544,610)     152,528       1,085,736   --    --       696,574
                            -----------   --------    ----------   ----------   -------------  ---   ---    ----------
                                700,118     20,148       479,453    2,472,849      12,781,885   --    --    16,454,453
  Less treasury stock,
    at cost                          --         --            --           --              --   --    --            --
                            -----------   --------    ----------   ----------   -------------  ---   ---    ----------
      Total stockholders'
        equity                  700,118     20,148       479,453    2,472,849      12,781,885   --    --    16,454,453
                            -----------   --------    ----------   ----------   -------------  ---   ---    ----------
                                861,263     24,180       479,453    2,812,121      17,900,224   --    --    22,077,241
                            -----------   --------    ----------   ----------   -------------  ---   ---    ----------
                            -----------   --------    ----------   ----------   -------------  ---   ---    ----------


                              Small Subsidiaries
                      Consolidating income Statement
                             December 31, 1998
                                                                     Schedule 4

                                                                            Cordillera's
                                       Silvercliff  Colorado   First Surety  Valley at     Cordillera   Eliminating  Consolidated
                                      Land & Cattle Barns Corp Corporation   Telluride   Int'l Resource   Dr    Cr     Balance
                                      ------------- ---------- ------------ ------------ -------------- ------ ----- -----------
REVENUES:
  Oil and gas production and
    natural gas utility operations             --         --          --            --              --    --     --  $        --
  Fixed base operations sales                  --         --          --            --              --    --     --           --
  Real estate sales and operations          8,000     26,679          --            --              --    --     --       34,679
  Equity in income of affiliate                --         --          --            --       1,543,368    --     --    1,543,368
  Other, including loan guarantee
    and management fees                     5,055         --      71,736       268,472         188,243    --     --      533,506
                                        ---------   --------   ----------   ----------   -------------- ----   ----  -----------
                                           13,055     26,679      71,736       268,472       1,731,611    --     --    2,111,553
                                        ---------   --------   ----------   ----------   -------------- ----   ----  -----------
COSTS AND EXPENSES:
  Oil and gas production and natural
    gas utility operations                     --         --          --            --              --    --     --           --
  Fixed base operations                        --         --          --            --              --    --     --           --
  Real estate sales and operations          2,050     11,622          --            --              --    --     --       13,672
  Administrative and general expenses      14,379      3,369          --            25              26    --     --       17,799
  Interest expense                             --         --          --        31,580              --    --     --       31,580
  Depreciation, depletion and
    amortization                              240         --          --            --              --    --     --          240
                                        ---------   --------   ----------   ----------   -------------- ----   ----  -----------
                                           16,669     14,991          --        31,605              26    --     --       63,291
                                        ---------   --------   ----------   ----------   -------------- ----   ----  -----------
Income (loss) before taxes
  and minority interests                   (3,614)    11,688      71,736       236,867       1,731,585    --     --    2,048,262

  Minority interests                           --         --          --            --              --    --     --           --
  Tax (expense) benefit                    (1,431)    (3,723)   (616,346)      (84,339)       (645,849)   --     --   (1,351,688)
                                        ---------   --------   ----------   ----------   -------------- ----   ----  -----------
NET INCOME (LOSS)                          (5,045)     7,965    (544,610)      152,528       1,085,736    --     --      696,574
                                        ---------   --------   ----------   ----------   -------------- ----   ----  -----------
                                        ---------   --------   ----------   ----------   -------------- ----   ----  -----------


                          GENESEE PROPERTIES, INC.                  Attachment 5
                                Balance Sheet
                                 December 31

                                    ASSETS

                                                1998             1997
                                            ------------     ------------
Current Assets:
  Cash                                      $     81,718     $     47,829
  Income taxes receivable                         10,396           19,037
  Accrued interest - affiliates                   14,122           14,122
  Current portion of notes receivable            614,000               --
  Deferred income tax asset                      128,383          260,000
                                            ------------     ------------
    Total current assets                         848,619          340,988
                                            ------------     ------------
Property, at cost
  Land                                         9,800,000        9,800,000
  Buildings                                   26,097,460       26,097,460
  Less accumulated depreciation              (15,256,232)     (14,013,496)
                                            ------------     ------------
    Net property                              20,641,228       21,883,964
                                            ------------     ------------
Other assets:
  Notes receivable                               825,000        1,479,000
  Investments                                  3,710,150        3,726,625
  Net loan costs                                  25,000           72,312
                                            ------------     ------------
                                               4,560,150        5,277,937
                                            ------------     ------------
Total assets                                $ 26,049,997     $ 27,502,889
                                            ------------     ------------
                                            ------------     ------------


                                                                     (Continued)

                          GENESEE PROPERTIES, INC.                  Attachment 5
                               Balance Sheet
                                (Continued)
                                 December 31


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                        1998             1997
                                                    ------------     ------------
Current liabilities:
  Accounts payable                                  $      8,801     $      6,963
  Accrued interest payable                                38,653           59,200
  Other accrued liabilities                                  692            3,805
                                                    ------------     ------------
    Total current liabilities                             48,146           69,968
                                                    ------------     ------------

Long-term debt                                         8,000,000       11,100,000
                                                    ------------     ------------

Other liabilities and deferred credits:
  Security deposits                                      339,320          339,320
  Deferred income taxes                                1,175,195        1,088,264
                                                    ------------     ------------
    Total other liabilities and deferred credits       1,514,515        1,427,584
                                                    ------------     ------------

Commitments and contingencies

Stockholders' equity:
  Preferred stock                                      7,955,000        7,955,000
  Common stock                                            22,100           22,100
  Capital in excess of par value                          29,000           29,000
  Retained earnings                                    8,481,236        6,899,237
                                                    ------------     ------------
    Total stockholders' equity                        16,487,336       14,905,337
                                                    ------------     ------------
Total liabilities and stockholders' equity          $ 26,049,997     $ 27,502,889
                                                    ------------     ------------
                                                    ------------     ------------


                           GENESEE PROPERTIES, INC.                Attachment 5
                           Statement of Operations
                For the years ended December 31, 1998 and 1997


                                                       1998             1997
                                                    ----------       ----------
Revenues:
  Rental income                                     $5,088,140       $4,988,372
  Interest income                                      106,750          264,828
                                                    ----------       ----------
    Total revenue                                    5,194,890        5,253,200
                                                    ----------       ----------
Expenses:
  Support easements                                    102,398          100,390
  Consulting expense                                   400,000          400,000
  Interest expense                                     739,083        1,107,296
  Depreciation and amortization                      1,290,048        1,313,708
  Miscellaneous expenses                               118,073          107,759
                                                    ----------       ----------
    Total expense                                    2,649,602        3,029,153
                                                    ----------       ----------

Income before income taxes                           2,545,288        2,224,047
Provision for income taxes                            (963,289)        (861,640)
                                                    ----------       ----------
Net income                                          $1,581,999       $1,362,407
                                                    ----------       ----------
                                                    ----------       ----------

                            HOPKINS PROPERTIES, INC.                Attachment 5
                                Balance Sheet
                                 December 31

                                     ASSETS


                                                       1998             1997
                                                    ----------       ----------
Current Assets:
  Cash                                              $  157,038       $  134,997
  Income taxes receivable                                  157            2,050
                                                    ----------       ----------
    Total current assets                               157,195          137,047
                                                    ----------       ----------

Investments in affiliates                            9,352,000        9,352,000
                                                    ----------       ----------
Property and equipment, at cost:
  Land                                                 200,000          200,000
  Buildings                                            652,021          652,021
  Less accumulated depreciation                       (381,150)        (350,102)
                                                    ----------       ----------
    Net property                                       470,871          501,919
                                                    ----------       ----------

Other assets                                                52               55
                                                    ----------       ----------
Total assets                                        $9,980,118       $9,991,021
                                                    ----------       ----------
                                                    ----------       ----------

                                                                    (Continued)

                            HOPKINS PROPERTIES, INC.               Attachment 5
                                 Balance Sheet
                                  (Continued)
                                  December 31

                       LIABILITIES AND STOCKHOLDERS' EQUITY


                                                       1998             1997
                                                    -----------      -----------
Current liabilities:
  Income taxes payable                              $         -      $        89
                                                    -----------      -----------
    Total current liabilities                                 -               89
                                                    -----------      -----------

Other liabilities and deferred credits:
  Security deposits                                       7,777            7,777
  Deferred income taxes                                   8,924           12,717
                                                    -----------      -----------
    Total other liabilities and deferred credits         16,701           20,494
                                                    -----------      -----------
Commitments and contingencies

Stockholders' equity:
  Preferred stock                                    10,000,000       10,000,000
  Common stock                                           22,100           22,100
  Capital in excess of par value                         29,000           29,000
  Accumulated deficit                                   (87,683)         (80,662)
                                                    -----------      -----------
    Total stockholders' equity                        9,963,417        9,970,438
                                                    -----------      -----------
Total liabilities and stockholders' equity          $ 9,980,118      $ 9,991,021
                                                    -----------      -----------
                                                    -----------      -----------

                            HOPKINS PROPERTIES, INC.               Attachment 5
                            Statement of Operations
                For the years ended December 31, 1998 and 1997



                                                     1998              1997
                                                    --------         ---------
Revenues:
  Rental income                                     $116,624         $114,337
                                                    --------         --------
Expenses:
  Consulting expense                                  90,000           90,000
  Accounting expense                                   2,900            2,700
  Depreciation and amortization                       31,048           31,048
  Miscellaneous expenses                                  34               35
                                                    --------         --------
    Total expense                                    123,982          123,783
                                                    --------         --------
Loss before income taxes                              (7,358)          (9,446)
Provision for income taxes                               337           (3,337)
                                                    --------         --------
Net loss                                            $ (7,021)        $(12,783)
                                                    --------         --------
                                                    --------         --------

                          LINDBERGH PROPERTIES, INC.               Attachment 5
                                Balance Sheet
                                 December 31


                                                       1998             1997
                                                    ----------       ----------
Current Assets:
  Cash                                              $   15,102          $15,463
  Income taxes receivable                                3,668            1,563
                                                    ----------       ----------
    Total current assets                                18,770           17,026
                                                    ----------       ----------
Property, at cost:
   Land                                              2,010,991        2,010,991
                                                    ----------       ----------
Total assets                                        $2,029,761       $2,028,017
                                                    ----------       ----------
                                                    ----------       ----------


Current Liabilities:
  Income taxes payable                                       -       $       55
                                                    ----------       ----------
    Total current liabilities                                -               55
                                                    ----------       ----------
Long term debt                                       1,825,000        1,865,000
                                                    ----------       ----------
Commitments and contingencies

Stockholders' equity:
  Preferred stock                                            -                -
  Common stock                                          22,100           22,100
  Capital in excess of par value                        29,000           29,000
  Retained earnings                                    153,661          111,862
                                                    ----------       ----------
    Total stockholders' equity                         204,761          162,962
                                                    ----------       ----------
Total liabilities and stockholders' equity          $2,029,761       $2,028,017
                                                    ----------       ----------
                                                    ----------       ----------

                          LINDBERGH PROPERTIES, INC.                Attachment 5
                           Statement of Operations
                For the years ended December 31, 1998 and 1997


                                                      1998             1997
                                                    --------         --------
Revenues:
  Rental income                                     $162,273         $159,091
                                                    --------         --------
Expenses:
  Consulting expense                                  10,000           10,000
  Accounting expense                                   2,800            2,500
  Interest expense                                    83,606           85,210
  Miscellaneous expenses                                  34               35
                                                    --------         --------
    Total expense                                     96,440           97,745
                                                    --------         --------
Income before income taxes                            65,833           61,346
Provision for income taxes                           (24,034)         (22,474)
                                                    --------         --------
Net income                                          $ 41,799         $ 38,872
                                                    --------         --------
                                                    --------         --------

                    SORRENTO VALLEY REAL ESTATE, INC.              Attachment 5
                                     Balance Sheet
                                       December 31

                                          ASSETS

                                                       1998             1997
                                                    ----------       ----------
Current Assets:
  Cash                                              $  170,592       $  141,815
  Income taxes receivable                                  243                -
                                                    ----------       ----------
    Total current assets                               170,835          141,815
                                                    ----------       ----------
Property, at cost:
  Buildings                                            806,822          806,822
  Less accumulated depreciation                       (471,656)        (433,236)
                                                    ----------       ----------
    Net property                                       335,166          373,586
                                                    ----------       ----------
Other assets:
  Note receivable                                    1,000,000        1,000,000
  Other                                                     65               68
                                                    ----------       ----------
                                                     1,000,065        1,000,068
                                                    ----------       ----------
Total assets                                        $1,506,066       $1,515,469
                                                    ----------       ----------
                                                    ----------       ----------

                                                                    (Continued)

                        SORRENTO VALLEY REAL ESTATE, INC.          Attachment 5
                                 Balance Sheet
                                   (Continued)
                                   December 31


                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                       1998             1997
                                                    ----------       ----------
Current liabilities:
  Income taxes payable                                       -       $      142
                                                    ----------       ----------
    Total current liabilities                                -              142
                                                    ----------       ----------
Other liabilities and deferred credits:
  Security deposits                                     19,569           19,569
  Deferred income taxes                                 13,938           17,155
                                                    ----------       ----------
    Total other liabilities and deferred credits        33,507           36,724
                                                    ----------       ----------
Commitments

Stockholders' equity:
  Preferred stock                                    1,397,000        1,397,000
  Common stock                                          22,100           22,100
  Capital in excess of par value                        29,000           29,000
  Retained earnings                                     24,459           30,503
                                                    ----------       ----------
    Total stockholders' equity                       1,472,559        1,478,603
                                                    ----------       ----------
Total liabilities and stockholders' equity          $1,506,066       $1,515,469
                                                    ----------       ----------
                                                    ----------       ----------

                      SORRENTO VALLEY REAL ESTATE, INC.            Attachment 5
                           Statement of Operations
              For the years ended December 31, 1998 and 1997


                                                       1998            1997
                                                    ----------       --------
Revenues:
  Rental income                                       $211,744       $207,592
  Interest income                                       45,300         45,300
                                                    ----------       --------
     Total revenue                                     257,044        252,892
                                                    ----------       --------
Expenses:
  Support easements                                     59,875         58,701
  Consulting expense                                   160,000        160,000
  Accounting expense                                     2,700          2,500
  Depreciation and amortization                         38,420         38,420
  Miscellaneous expenses                                    35             35
                                                    ----------       --------
    Total expense                                      261,030        259,656
                                                    ----------       --------
Loss before income taxes                                (3,986)        (6,764)
Provision for income taxes                              (2,058)          (953)
                                                    ----------       --------
Net loss                                            $   (6,044)       $(7,717)
                                                    ----------       ---------
                                                    ----------       ---------